(h)(1)(i)

January 1, 2015

Voya Series Fund, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated January 1, 2015, we agree to waive a portion of the administration fee payable to us under the Administration Agreement, dated January 1, 2015, between Voya Funds Services, LLC (“VFS”) and Voya Series Fund, Inc. (the “Agreement”) with respect to Voya Money Market Fund (the “Fund”), a series of Voya Series Fund, Inc., from January 1, 2015 through January 1, 2017.

We will waive 0.020% of the administration fee payable to us for the Fund, as reflected in the schedule set forth below.

	Administration Fee (as a percentage of average daily net assets)
Series	Gross	Waiver	Net

Voya Money Market Fund	0.100%	0.020%	0.080%

VFS acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Series Fund, Inc.

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Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Funds Services, LLC

Agreed and Accepted:
Voya Series Fund, Inc. (on behalf of the Funds)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President